UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 7, 2016
Chemical Financial Corporation
(Exact Name of Registrant as
Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation)	000-08185 (Commission File Number)	38-2022454 (IRS Employer Identification No.)

235 E. Main Street Midland, Michigan (Address of Principal Executive Offices)	48640 (Zip Code)
Registrant's telephone number, including area code:  (989) 839-5350
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

As described in greater detail in the section entitled “The Merger-Litigation Related to the Merger” in the definitive joint proxy statement and prospectus of Chemical Financial Corporation (“Chemical”) and Talmer Bancorp, Inc. (“Talmer”), dated June 9, 2016 and filed on June 13, 2016 with the Securities and Exchange Commission (“SEC”) as part of a registration statement of Chemical on Form S-4 (the “Joint Proxy Statement and Prospectus”), certain putative class action lawsuits have been filed by purported shareholders of Talmer challenging various aspects of the proposed merger of Talmer with and into Chemical, with Chemical continuing as the surviving entity.

The additional disclosures contained below in this Current Report on Form 8-K are being filed in response to certain developments in that litigation. These additional disclosures supplement the disclosures contained in the Joint Proxy Statement and Prospectus and should be read in conjunction with the disclosures contained in the Joint Proxy Statement and Prospectus, which should be read in its entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Joint Proxy Statement and Prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Joint Proxy Statement and Prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Joint Proxy Statement and Prospectus.

SUPPLEMENT TO THE JOINT PROXY STATEMENT AND PROSPECTUS

The disclosure in the section entitled “The Merger-Background of the Merger” is hereby supplemented by replacing the paragraph beginning at the end of page 53 (beginning “The Talmer Board…”) and continuing on to page 54 of the Joint Proxy Statement and Prospectus with the following (supplemental disclosure is underlined):

The Talmer Board considered, in consultation with KBW, the fact that, based on Chemical’s closing share price of $30.69 on January 22, 2016, the implied value of the merger consideration per share of Talmer was $16.11, which represented a 2.5% discount to Talmer’s closing share price on January 22, 2016. However, the Talmer board of directors also considered, in consultation with KBW, that the recent share price declines of Chemical and Talmer appeared to be part of overall stock market declines and not the result of any developments specific to the fundamental financial results of Talmer or Chemical, which did not appear to have changed in any material respect over the prior month. The Talmer Board was advised that the recent decline in Chemical’s stock price had provided additional leverage for Talmer to use in negotiating for merger consideration that was at the highest end of the range set forth in the letter of intent, notwithstanding the fact that that the stock price volatility had not affected the relative contributions of the parties with respect to assets, loans, deposits, tangible common equity or net income. The proposed merger consideration of 0.4725 shares of Chemical common stock and $1.61 in cash for each share of Talmer common stock reflected a 100% stock merger consideration equivalent exchange ratio of 0.525 (based on Chemical’s closing stock price on January 22, 2016). Management reported that it had insisted on an exchange ratio at the highest end of the possible range negotiated in the letter of intent. The Talmer board considered, in consultation with KBW, that the Chemical merger was expected to result in per share earnings and dividend accretion for Talmer shareholders, which would be expected to result in greater long-term value. The Talmer Board also considered that Talmer shareholders would receive primarily Chemical stock as merger consideration, which would position Talmer shareholders to participate in any general market recovery and to benefit from the anticipated synergies associated with the proposed Chemical merger. Additionally, the Talmer Board noted that five of the 12 total directors of the combined company would be current Talmer directors (including Messrs. Torgow and Provost). Talmer’s FDIC approved business plan and supplements contained business plans and strategy at the Talmer Bank level through the period ending December 31, 2016, including one scenario that included an assumed acquisition by Talmer in the fourth quarter of 2016. As of January 2016, the consolidated Talmer projections provided by Talmer management to KBW did not assume the existence of a fourth quarter of 2016 acquisition as previously contemplated as a possibility by Talmer because the Board and management did not believe that such acquisition was probable at that time.

The disclosure in the section entitled “The Merger-Talmer’s Reasons for the Merger and Recommendation of the Talmer Board of Directors” is hereby supplemented by replacing the second bullet point on page 55 of the Joint Proxy Statement and Prospectus (beginning “the anticipated earnings…”) with the following (supplemental disclosure is underlined):

•	the anticipated earnings per share accretion for Talmer shareholders as a result of the merger based on projections which did not include acquisitions by Talmer during 2016 or beyond;

The disclosure in the section entitled “The Merger-Talmer’s Reasons for the Merger and Recommendation of the Talmer Board of Directors” is hereby supplemented by replacing the second bullet point on page 56 of the Joint Proxy Statement and Prospectus (beginning “the Talmer Board of Directors’ views with respect to the value…”) with the following (supplemental disclosure is underlined):

•
the Talmer Board of Directors’ views with respect to the value of the merger consideration to Talmer’s shareholders, including: the implied net present value of the merger consideration (based on (i) 2016 and 2017 EPS consensus “street estimates” for Chemical and dividend and long term net income and balance sheet growth rate assumptions for Chemical provided by Chemical management, (ii) financial forecasts and projections relating to Talmer prepared by Talmer management which did not assume additional acquisitions by Talmer, and (iii) pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses) prepared by Talmer management in consultation with Chemical management) compared to the implied net present value of Talmer’s common stock if Talmer were to remain an independent company (based on Talmer’s internal management financial forecasts and projections) and as compared to recent Talmer share trading prices;

The disclosure in the section entitled “The Merger-Opinion of Talmer’s Financial Advisor in Connection with the Merger-Pro Forma Financial Impact Analysis” is hereby supplemented by replacing the first paragraph under the heading “Pro Forma Financial Impact Analysis” on page 81 of the Joint Proxy Statement and Prospectus (beginning “KBW performed a ….”) with the following (supplemental disclosure is underlined):

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Chemical and Talmer. Using closing balance sheet estimates as of June 30, 2016 for Chemical and Talmer per the respective managements of Chemical and Talmer, the 2017 net income consensus “street estimate” for Chemical, an assumed long-term earnings growth rate for Chemical provided by Chemical management, a 2017 net income estimate and assumed long-term earnings growth rate for Talmer provided by Talmer management which did not assume acquisition activity by Talmer, and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Talmer management (prepared in consultation with Chemical management), KBW analyzed the potential financial impact of the merger on certain projected financial results of Chemical. This analysis indicated that the merger could be accretive to Chemical’s 2017 and 2018 estimated EPS by approximately 10.3% and 11.3%, respectively, and dilutive to Chemical’s estimated tangible book value per share as of June 30, 2016 by approximately 5.5%. This analysis also indicated that, based on Chemical’s projected pro forma financial results attributable to a share of Talmer Class A common stock using a hypothetical exchange ratio of 0.525x (assuming 100% stock consideration in the proposed merger for illustrative purposes), the merger could be accretive relative to Talmer’s 2017 and 2018 estimated EPS by approximately 15.5% and 15.6%, respectively, and dilutive relative to Talmer’s estimated tangible book value per share as of June 30, 2016 by 13.5%. Additionally, this analysis indicated that Chemical’s annualized fourth quarter 2015 quarterly dividend, when multiplied by the hypothetical exchange ratio of 0.525x, was higher than each of Talmer’s fourth quarter 2015 annualized quarterly dividend and Talmer’s estimated 2016 dividends provided by Talmer management. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of Chemical’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of June 30, 2016 could be lower. For all of the above, the actual results achieved by Chemical following the merger may vary from the projected results, and the variations may be material.

The disclosure in the section entitled “The Merger-Opinion of Talmer’s Financial Advisor in Connection with the Merger-Discounted Cash Flow Analysis” is hereby supplemented by replacing the first two paragraphs under the heading “Discounted Cash Flow Analysis” on page 82 of the Joint Proxy Statement and Prospectus (beginning “KBW performed a ….”) with the following (supplemental disclosure is underlined):

KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Talmer. In this analysis, KBW used financial forecasts and projections relating to the earnings, dividends and assets of Talmer prepared, and provided to KBW, by Talmer management, and assumed discount rates ranging from 8.0% to 12.0%. These financial forecasts and projections provided to KBW by Talmer management did not assume growth from additional acquisitions by Talmer. The ranges of values were derived by adding (i) the present value of the estimated cash dividends that Talmer could generate over the period from 2016 through 2021 as a stand alone company, and (ii) the present value of Talmer's implied terminal value at the end of such period. In calculating the terminal value of Talmer, KBW applied a range of 11.0x to 15.0x estimated 2022 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Talmer Class A common stock of approximately $13.22 per share to $21.10 per share.

KBW also performed a discounted cash flow analysis of the pro forma combined company to estimate a range for the implied value of the merger consideration per share of Talmer Class A common stock. In this analysis, KBW used (i) financial forecasts and projections relating to the earnings and assets of Chemical based on 2016 and 2017 EPS consensus “street estimates” for Chemical and dividend and long term net income and balance sheet growth rate assumptions for Chemical provided by Chemical management, (ii) financial forecasts and projections relating to the earnings, dividends and assets of Talmer provided by Talmer management which did not assume growth from additional acquisitions by Talmer, and (iii) pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses) provided by Talmer management (prepared in consultation with Chemical management), and KBW assumed discount rates ranging from 8.0% to 12.0%. The ranges of values were derived by adding (i) the present value of the estimated cash dividends that the pro forma combined company could generate over the period from 2016 to 2021, and (ii) the present value of the pro forma combined company's implied terminal value at the end of such period. In calculating the terminal value of the pro forma combined company, KBW applied a range of 11.0x to 15.0x estimated 2022 earnings for the pro forma combined company. This discounted cash flow analysis resulted in a range of implied values of the merger consideration per share of Talmer Class A common stock of approximately $15.64 per share to $23.74 per share.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements with respect to the merger, including the expected impact of the merger on Chemical’s future financial performance (including anticipated accretion to earnings per share), the pro forma financial impact analysis, the discounted cash flow analysis, other key transaction assumptions, and consequences of Talmer’s integration into Chemical. Words such as “anticipated,” “believes,” “estimated,” “expected,” “projected,” “assumed,” “approximately,” “continued,” “should,” “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Pro forma financial information is not a guarantee of future results and is presented for informational purposes only.

Forward-looking statements are not guarantees of future financial performance and are subject to risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Neither Chemical nor Talmer assumes any duty to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Risk factors relating both to the merger and the integration of Talmer into Chemical after closing include, without limitation:

•
Completion of the merger is dependent on, among other things, receipt of regulatory approvals and receipt of Chemical and Talmer shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

•	The impact of the completion of the merger on Chemical’s and Talmer’s financial statements will be affected by the timing of the merger.

•
The merger may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

•
The integration of Talmer’s business and operations into Chemical, which will include conversion of Talmer’s operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or Talmer’s existing businesses.

•
Chemical’s ability to achieve anticipated results from the merger is dependent on the state of the economic and financial markets going forward. Specifically, in addition to other risks, Chemical may incur more credit losses than expected and customer and employee attrition may be greater than expected.

•	The outcome of pending or threatened litigation, whether currently existing or commencing in the future, including litigation related to the merger.

•	The effect of divestitures that may be required by regulatory authorities in certain markets in which Chemical and Talmer compete.

•	The challenges of integrating, retaining and hiring key personnel.

•	Failure to attract new customers and retain existing customers in the manner anticipated.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A of each of Chemical’s and Talmer’s Annual Reports on Form 10-K for the year ended December 31, 2015. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

Additional Information about the Transaction

In connection with the merger, Chemical has filed a registration statement on Form S-4, including amendments thereto, with the SEC containing a prospectus for Chemical and a joint proxy statement to be used by Chemical and Talmer to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. The registration statement was declared effective by the SEC on June 9, 2016. Chemical and Talmer may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF TALMER AND CHEMICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TALMER, CHEMICAL AND THE TRANSACTION. Investors can obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained without charge, at Chemical’s website at www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757, or at Talmer’s website at www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Brad Adams, Investor Relations, telephone 248-498-2862.

Participants in the Merger Solicitation

Chemical and Talmer, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Chemical and Talmer shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Chemical and Talmer shareholders in connection with the proposed transaction are set forth in the Joint Proxy Statement and Prospectus filed with the SEC. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on March 4, 2016, and other documents subsequently filed by Chemical with the SEC. Information about Talmer’s directors and executive officers can be found in Talmer’s Annual Report on Form 10-K, Amendment No. 1, as filed with the SEC on March 30, 2016, and other documents subsequently filed by Talmer with the SEC. Additional information regarding the interests of such participants are included in the Joint Proxy Statement and Prospectus and other relevant documents regarding the merger filed with the SEC. Free copies of these documents may be obtained as described above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 7, 2016	CHEMICAL FINANCIAL CORPORATION (Registrant)

/s/ Lori A. Gwizdala
Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Treasurer